

September 6, 2022

Neal West
Executive Vice President and Chief Financial Officer
Kaiser Aluminum Corp.
27422 Portola Parkway, Suite 200
Foothill Ranch , California 92610-2831

> **Re: Kaiser Aluminum Corp**
> **Form 10-K for the year ended December 31, 2021**
> **Form 10-Q for the quarter ended June 30, 2022**
> **Response letter dated August 2, 2022**
> **File No. 1-09447**

Dear Mr. West:

We have reviewed your August 2, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 21, 2022 letter.

Response letter dated August 2, 2022

Selected Operational and Financial Information, page 33

1. We note your response to our comment number 2. To help us better understand your "Hedged Cost of Alloyed Metal" non-GAAP adjustment please provide us with the inputs, such as the total cost of alloying elements, that make up this adjustment and which line item in the income statement the amounts are recognized in. Please also tell us when an input is based on an estimate, how such estimate is developed and why an estimate is used instead of the actual costs in the financial statements. Last, describe how gains and losses on settled hedges are reflected in the adjustment and how the amounts in your (Gain) Loss footnote on page 77 relate to this input.

Form 10-Q for the Quarter Ended June 30, 2022

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Selected Operational and Financial Information, page 25

2.   We note that one of your adjustments in your Adjusted EBITDA measure is titled "Adjustments to plant-level LIFO" and appears to convert from GAAP LIFO applied on a consolidated basis to monthly LIFO applied on a plant-by-plant basis. Please explain to us how the amount of this adjustment is calculated or determined and explain to us why you believe it is an appropriate adjustment to your Non-GAAP performance measure.

    You may contact Charles Eastman at (202) 551-3794 or Claire Erlanger at (202) 551-3301 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing